UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 9, 2025

Akoya Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40344	47-5586242
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Campus Drive, 6th Floor Marlborough, MA (Address of principal executive offices)	01752 (Zip Code)

(855) 896-8401

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.00001 per share	AKYA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 9, 2025, Akoya Biosciences, Inc., a Delaware corporation (“Akoya”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quanterix Corporation, a Delaware corporation (“Quanterix”) and Wellfleet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Quanterix (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Akoya (the “Merger”), with Akoya continuing as the surviving company and a wholly-owned subsidiary of Quanterix following the transaction.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each share of common stock of Akoya issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.318 shares of common stock of Quanterix (the “Exchange Ratio”).

In addition, at the Effective Time and as a result of the Merger, the existing awards of restricted stock units in respect of Akoya common stock and of options to acquire Akoya common stock will be automatically converted into equivalent awards with respect to shares of common stock of Quanterix, subject to the same vesting schedule and other terms and conditions as existed prior to such conversion. The conversion of such equity awards (including, in the case of stock options, the exercise price thereof) will be based on the Exchange Ratio. However, equity awards that, by their existing terms, provide for vesting acceleration triggered in connection with the Merger will be so accelerated in accordance with such terms.

Upon completion of the Merger, Quanterix stockholders will own approximately 70%, and Akoya stockholders will own approximately 30%, of the shares of common stock of Quanterix on a fully diluted basis.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, the board of directors of Quanterix will consist of 9 individuals, including seven existing directors of Quanterix and two individuals to be nominated by Akoya prior to the Effective Time.

Quanterix has agreed to take action necessary to list the Quanterix shares of common stock to be issued in connection with the Merger on the NASDAQ Global Market.

Each party’s obligation to implement the Merger is subject to certain customary conditions, including (i) the approval by Quanterix stockholders of the issuance of shares of Quanterix common stock in connection with the Merger; (ii) the adoption of the Merger Agreement by Akoya stockholders holding a majority of the outstanding shares of Akoya’s common stock; (iii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated; (iv) no law having been enacted or order issued that remains in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger; (v) the truth and accuracy of the other party’s representations and warranties in the Merger Agreement, generally subject to certain materiality qualifiers set forth in the Merger Agreement; (vi) no Material Adverse Effect (as defined in the Merger Agreement) of the other party having occurred since the date of the Merger Agreement; (vii) the performance in all material respects by the other party of all of its covenants and agreements under the Merger Agreement; (viii) Quanterix’s registration statement on Form S-4 with respect to its shares of common stock to be delivered pursuant to the Merger Agreement having become effective and not subject to any stop order or action by the Securities and Exchange Commission (the “SEC”) seeking any stop order; and (ix) the submission by Quanterix to Nasdaq of a notification in respect of the shares of Quanterix common stock to be issued in connection with the Merger.

Each of Quanterix and Akoya have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants that (i) each party will conduct its business in all material respects in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (ii) each party will not engage in certain kinds of transactions or take certain actions during such period; (iii) each party will convene and hold a meeting of its stockholders for the purpose of considering the adoption of the Merger Agreement, in the case of Akoya, and for the purpose of approving the issuance of shares of Quanterix common stock in connection with the Merger, in the case of Quanterix; and (iv) the respective boards of directors of each party will recommend, subject to certain exceptions, that, its stockholders adopt the Merger Agreement, in the case of Akoya, and its stockholders approve the issuance of shares of Quanterix common stock in connection with the Merger, in the case of Quanterix. Each party also has agreed not to (i) take certain actions to solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, including the receipt of a Superior Proposal (as such term is defined in the Merger Agreement), enter into discussions or an agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

The parties have also agreed to use their reasonable best efforts to cooperate in good faith to enter into one or more agreements or instruments pursuant to which Quanterix would provide Akoya with bridge financing in an aggregate principal amount not to exceed $30,000,000 in the form of subordinated convertible notes, subject to Akoya having obtained any required consents and satisfied any other conditions under its existing credit facility and with amounts under such bridge financing to be drawn at any time after March 15, 2025 and prior to the closing of the Merger.

The Merger Agreement may be terminated by mutual written consent of Quanterix and Akoya. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger shall not have become effective by July 9, 2025 (the “Termination Date”), subject to certain conditions, provided that the Termination Date may be extended by either party to January 9, 2026 if all conditions to consummate the Merger have been satisfied other than the conditions requiring antitrust approvals or the absence of any challenges to the Merger under antitrust laws; (ii) the Quanterix or Akoya stockholder approvals are not obtained; (iii) the other party breaches its representations and covenants and such breach would result in the applicable closing conditions pertaining to such representations or covenants not being satisfied; or (iv) a governmental body issues any final and non-appealable order or any applicable law is enacted that has the effect of enjoining or otherwise prohibiting the Merger.

The Merger Agreement also provides that Quanterix must pay Akoya a termination fee of $9,000,000 if the Merger Agreement is terminated because (a) the Quanterix board of directors (i) changes its recommendation to its stockholders with respect to the approval of the issuance of Quanterix shares in connection with the Merger, (ii) does not include such recommendation in the proxy statement pertaining to the relevant Quanterix stockholders’ meeting, or (iii) publicly proposes to take any actions in clauses (i) and (ii); (b) Quanterix materially breaches the non-solicitation provisions of the Merger Agreement; (c) Quanterix enters into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to obtaining the requisite Quanterix stockholder approval, and while in compliance with the non-solicitation provisions of the Merger Agreement; or (d) within 12 months of certain termination events, Quanterix consummates or enters into a definitive agreement relating to certain alternative transactions (which alternative transaction is consummated).

The Merger Agreement provides that Akoya must pay Quanterix a termination fee of $7,000,000 if the Merger Agreement is terminated because (a) the Akoya board of directors (i) changes its recommendation to its stockholders with respect to the adoption of the Merger Agreement, (ii) does not include such recommendation in the proxy statement pertaining to the relevant Quanterix stockholders’ meeting, or (iii) publicly proposes to take any actions in clauses (i) and (ii), (b) Akoya materially breaches the non-solicitation provisions of the Merger Agreement; (c) Akoya enters into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to obtaining the requisite Akoya stockholder approval, and while in compliance with the non-solicitation provisions of the Merger Agreement; or (d) within 12 months of certain termination events, Akoya consummates or enters into a definitive agreement relating to certain alternative transactions (which alternative transaction is consummated).

This summary of the principal terms of the Merger Agreement and the copy of the Merger Agreement filed as an exhibit to this report are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Quanterix in its public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Quanterix.

The Merger Agreement includes customary representations, warranties and covenants of Quanterix, Merger Sub and Akoya made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Quanterix, Merger Sub and Akoya and may be subject to important qualifications and limitations agreed to by Quanterix, Merger Sub and Akoya in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Quanterix’s SEC filings or may have been used for purposes of allocating risk among Quanterix, Merger Sub and Akoya rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Quanterix, Merger Sub and SeaSpinke or any of the respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, Akoya entered into a voting agreement with certain of the directors and executive officers of Quanterix (collectively, the “Quanterix Supporting Stockholders” and such agreement, the “Quanterix Voting Agreement”) and Quanterix entered into a voting agreement with certain of the directors, executive officers and significant stockholders of Akoya (collectively, the “Company Supporting Stockholders” and such agreement, the “Company Voting Agreement”).

The shares of Akoya common stock owned by the Company Supporting Stockholders represented approximately 55.9% of the outstanding shares of Akoya common stock as of January 6, 2025. The shares of Quanterix common stock owned by the Quanterix Supporting Stockholders represented approximately 6.2% of the outstanding shares of Quanterix common stock as of January 8, 2025.

Pursuant to the Quanterix Voting Agreement, each Quanterix Supporting Stockholder has agreed, among other things, to vote or cause to be voted its respective shares of beneficially owned Quanterix common stock (i) in favor of the issuance of shares by Quanterix as required in connection with the Merger and other required transactions contemplated by the Merger Agreement, and (ii) against (x) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement by Quanterix and (y) any competing transaction proposal, or any agreement, transaction or other corporate action that would reasonably be expected to, frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated in the Merger Agreement.

Pursuant to the Company Voting Agreement, each Company Supporting Stockholder has agreed, among other things, to vote or cause to be voted its respective shares of beneficially owned Akoya common stock (i) in favor of the adoption of the Merger Agreement and other required transactions contemplated by the Merger Agreement and (ii) against (x) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement by Akoya and (y) any competing transaction proposal, or any agreement, transaction or other corporate action that would reasonably be expected to, frustrate the purposes, or prevent or materially delay the consummation, of the transactions contemplated in the Merger Agreement.. The Company Voting Agreement also contemplates that, in the event that the board of directors of Akoya changes its recommendation with respect to the adoption of the Merger Agreement to be submitted to the stockholders of Akoya for approval, then the number of shares of Akoya common stock subject to the obligations to vote in favor of such proposal will be reduced to an aggregate number of shares representing 35% of the outstanding shares of Akoya common stock.

The foregoing description of the material terms of the Quanterix Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Quanterix Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01 Other Events.

On January 10, 2025, Quanterix and Akoya issued a joint press release announcing the execution of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description

2.1†	Agreement and Plan of Merger, dated as of January 9, 2025, by and among Quanterix Corporation, Wellfleet Merger Sub, Inc. and Akoya Biosciences, Inc.*

10.1	Form of Quanterix Voting Agreement.

99.1	Joint Press Release of Quanterix Corporation and Akoya Biosciences, Inc., dated January 10, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Quanterix will furnish copies of any such schedules to the SEC upon request.

Important Additional Information

In connection with the Merger, Quanterix Corporation (“Quanterix”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Quanterix and Akoya Biosciences, Inc. (“Akoya”) and a prospectus of Quanterix (the “joint proxy statement/prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE MERGER. A definitive copy of the joint proxy statement/prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752, Attn: Chief Legal Officer.

Participants in the Solicitation

Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the Merger. Information about Quanterix’s directors and executive officers is available in Quanterix’s proxy statement dated April 15, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the Merger and the closing date for the Merger. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Quanterix and Akoya; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and stockholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits and synergies of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Quanterix’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the Merger; and other factors that may affect future results of Quanterix, Akoya and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, Akoya’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this Current Report are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10, 2025	Akoya Biosciences, Inc.

	By:	/s/ Brian McKelligon
Brian McKelligon
Chief Executive Officer

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